SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

drugstore.com, inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

262241102

(CUSIP Number)

Amazon.com, Inc.

Attention: General Counsel

410 Terry Avenue North

Seattle, Washington 98109-5210

(206) 266-1000

Copy to:

Ronald O. Mueller

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.

Washington, D.C. 20036

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b), for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 262241102	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Amazon.com, Inc. 91-1646860
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-(1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-(1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

(1)	Shares of the issuer were previously held of record by Amazon.com NV Investment Holdings LLC, a wholly owned subsidiary of Amazon.com, Inc.

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 4 to Schedule 13D is being filed to report the disposition of 12,963,339 shares of common stock, $0.0001 par value per share (the “Common Stock”) of drugstore.com, inc., a Delaware corporation (“drugstore.com” or the “issuer”) beneficially owned by Amazon.com, Inc. (“Amazon.com”) pursuant to the Agreement and Plan of Merger by and among drugstore.com, Walgreen Co., a Delaware corporation (“Walgreen”), and Dover Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of Walgreen (“Dover”), dated March 23, 2011 (the “Merger Agreement”). This Amendment No. 4 supplements and amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) relating to the Common Stock on February 10, 2000 (the “Original Filing”), as amended by Amendment No. 1 to Schedule 13D filed with the Commission on August 16, 2000 (the “First Amended Filing”), Amendment No. 2 to Schedule 13D filed with the Commission on August 30, 2002 (the “Second Amended Filing”), and Amendment No. 3 to Schedule 13D filed with the Commission on July 23, 2010. The principal executive and business office of drugstore.com is located at 411 108th Avenue NE, Suite 1400, Bellevue, Washington 98004.

ITEM 2.	IDENTITY AND BACKGROUND.

This Amendment No. 4 to Schedule 13D is filed by Amazon.com, a Delaware corporation, whose principal business is online retail merchandising. The address of Amazon.com’s principal business office is 410 Terry Avenue North, Seattle, Washington 98109-5210.

The information contained in Item 2 relating to the directors and executive officers of Amazon.com is hereby amended as set forth in Exhibit 99.1 to this Amendment No. 4 to Schedule 13D.

During the last five years, neither Amazon.com nor, to the best knowledge of Amazon.com, any person named in Exhibit 99.1 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it, he or she is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each person named in Exhibit 99.1 is a citizen of the United States of America, with the exception of Mr. Monié, who is a citizen of France, and Mr. Piacentini, who is a citizen of Italy.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended and restated to read in its entirety as follows:

On June 3, 2011, at the effective time of the merger of Dover with and into drugstore.com with drugstore.com surviving as a wholly-owned subsidiary of Walgreen (the “Merger”) pursuant to the Merger Agreement, each issued and outstanding share of Common Stock was converted into the right to receive $3.80 in cash, without interest. As a result of the Merger Amazon.com, who beneficially owned 12,963,339 shares of Common Stock prior to the Merger, no longer owns any shares of Common Stock.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated to read in its entirety as follows:

(a) As of the effective time of the Merger, all shares of Common Stock were converted into the right to receive $3.80 in cash, without interest. Accordingly, as of the date of this Amendment No. 4 to Schedule 13D, Amazon.com beneficially owns 0 shares of Common Stock.

(b) Not applicable.

(c) On June 3, 2011, as of the effective time of the Merger, the 12,963,339 shares of Common Stock that Amazon.com beneficially owned prior to the Merger were converted into the right to receive, per share, $3.80 in cash, without interest.

(d) Not applicable.

(e) June 3, 2011.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information contained in Item 6 of the Second Amended Filing is hereby amended as follows:

As of the effective time of the Merger, the Fifth Amended and Restated Voting Agreement terminated and is of no further force or effect. The Investors’ Rights Agreement was previously terminated.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number	Description

99.1	Information Regarding Amazon.com’s Directors and Executive Officers

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2011	AMAZON.COM, INC.

/s/ Shelley Reynolds
	By:	Shelley Reynolds
	Title:	Vice President, Worldwide Controller (Principal Accounting Officer)

EXHIBIT INDEX

Exhibit Number	Description

99.1	Information Regarding Amazon.com’s Directors and Executive Officers

EXHIBIT 99.1

Amazon.com Directors:

Name	Present Principal Occupation or Employment	Business Address	Shares of drugstore.com Common Stock Beneficially Owned

Jeffrey P. Bezos	President, Chief Executive Officer and Chairman of the Board, Amazon.com, Inc.	Amazon.com, Inc. 410 Terry Avenue North Seattle, WA 98109-5210	-0-

Tom A. Alberg	Managing Director, Madrona Venture Group, LLC	Madrona Venture Group 1000 Second Avenue, Suite 3700 Seattle, WA 98104	-0-

John Seely Brown	Visiting Scholar and Advisor to the Provost, University of Southern California	1110 Waverley Street Palo Alto, CA 94301	-0-

William B. Gordon	Partner, Kleiner Perkins Caufield & Byers	Kleiner Perkins Caufield & Byers 2750 Sand Hill Road Menlo Park, CA 94025	-0-

Alain Monié	Chief Executive Officer, APRIL Pte. Ltd.	APRIL Management Pte Ltd. 80 Raffles Place #50-01 UOB Plaza 1 Singapore 048624	-0-

Jonathan J. Rubinstein	Senior Vice President and General Manager, Palm Global Business Unit, Hewlett-Packard Company	HP/Palm 950 W. Maude Ave. Sunnyvale, CA 94085	-0-

Thomas O. Ryder	Retired, Former Chairman, Reader’s Digest Association, Inc.	59 Grove Street, Suite 1G New Canaan, CT 06840	-0-

Patricia Q. Stonesifer	Chair, Board of Regents, Smithsonian Institution	1661 Harbor Avenue SW Seattle, WA 98126	-0-

Amazon.com Executive Officers:

Name	Present Principal Occupation and Business Address*	Shares of drugstore.com Common Stock Beneficially Owned

Jeffrey P. Bezos	President, Chief Executive Officer and Chairman of the Board	-0-

Jeffrey M. Blackburn	Senior Vice President, Business Development	-0-

Sebastian J. Gunningham	Senior Vice President, Seller Services	-0-

Andrew R. Jassy	Senior Vice President, Web Services	-0-

Steven Kessel	Senior Vice President, Worldwide Digital Media	-0-

Marc A. Onetto	Senior Vice President, Worldwide Operations	-0-

Diego Piacentini	Senior Vice President, International Retail	-0-

Shelley L. Reynolds	Vice President, Worldwide Controller, and Principal Accounting Officer	-0-

Thomas J. Szkutak	Senior Vice President and Chief Financial Officer	-0-

H. Brian Valentine	Senior Vice President, Ecommerce Platform	-0-

Jeffrey A. Wilke	Senior Vice President, North America Retail	-0-

L. Michelle Wilson	Senior Vice President, General Counsel, and Secretary	-0-

*	The present principal occupation of all executive officers of Amazon.com is with Amazon.com. The business address of all executive officers is Amazon.com, Inc., 410 Terry Avenue North, Seattle, Washington 98109-5210.